MOXEY
Helping people thrive in business and in life.

Charlie Davis <cdavis@moxeyusa.com>

For a Limited Time: A Unique Opportunity from Moxey
1 message

Charlie Davis - Moxey <charlie@moxeyusa.com> Tue, Nov 16, 2021 at 8:49 AM
To: Charlie Davis <cdavis@moxeyusa.com>

MOXEY

Hi Charlie,

We are growing and extending a limited opportunity to purchase shares in Moxey. As an extra incentive, we are offering an Early Bird Bonus for our members who are quick to reserve their shares in Moxey.

You are part of a unique network of trade exchanges. In the Moxey network, your Moxey dollars can purchase goods and services at thousands of locations across 4 states and in more than 16 cities. And now you can own stock in the entire trade exchange network.

Over the past six months we have:

- Hired an incredible Chief Technology Officer.
- Launched a new mobile-first online member experience.
- Consistently released new software upgrades.
- Raised $625,000 in startup capital from friends and customers.
- Increased monthly revenue by more than 500% through tighter integration of existing exchanges.
- Launched our first banking partnership.

Our next goal is to launch new communities and increase the density of our existing communities.

To kick off the next phase of growth, we're offering every member the opportunity to own a piece of Moxey. As an added incentive, we're giving an additional 10% in shares until we reach $250,000 in investments!

As an investor you'll be:

- Receiving ownership in the entire network.
- Helping your trade exchange network grow.
- Helping small business owners find new sources of revenue and cheaper access to capital.

I hope you'll take a moment and reserve your shares today.

Please click here for more information and reserve your investment.

Thanks for being a member!

- Charlie

We are currently only reserving investments. Any indication of interest involves no obligation or commitment of any kind. You will be notified by email when it is time to confirm your investment.

Learn More

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Connect With Us

We can't wait to see you around your neighborhood!

MOXEY
Helping people thrive
in business and in life.

Charlie Davis <cdavis@moxeyusa.com>

You're Invited to be an owner

1 message

Charlie Davis - Moxey <charlie@moxeyusa.com> Thu, Dec 16, 2021 at 3:58 PM
To: Charlie Davis <cdavis@moxeyusa.com>

MOXEY

Hi Charlie,

Thanks for being a part of the Moxey network of trade exchanges. In the Moxey network, your Moxey dollars can purchase goods and services at thousands of locations across 4 states, and in more than16 cities.

Today, we're inviting you to take the next step, and become not only a member, but also an owner. That's right, we are inviting all current Moxey members to directly own shares in the entire network. Please click here for more information.

Over the past six months we have:

- Raised $625,000 in startup capital from friends and customers.
- Increased monthly revenue by more than 500% through tighter integration of existing exchanges.
- Hired an incredible Chief Technology Officer.
- Launched a new mobile-first online member experience.
- Announced our first banking partnership.

Our next goal is to launch new communities and increase the user base of our existing communities.

To kick off the next phase of growth, we are offering every member the opportunity to take the next step and become an owner. We would be honored if you would join us in our mission of helping local economies grow and small business owners thrive.

Please click here for more information.

As an investor you'll be:

- Receiving ownership in the entire network.
- Helping your trade exchange network grow.
- Helping small business owners find new sources of revenue and cheaper access to capital.

Please click here for more information on how you can help the Moxey network provide more services to you and other business owners.

Thanks for being a member!

- Charlie

Charlie Davis
President
Moxey

We are currently only reserving investments. Any indication of interest involves no obligation or commitment of any kind. You will be notified by email when it is time to confirm your investment.

Learn More

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Connect With Us

We can't wait to see you around your neighborhood!

4137 S Sherwood Forest Blvd • Baton Rouge, LA 70816 • United States • Click here to unsubscribe.

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